3000 Two Logan Square
Eighteenth and Arch Streets
Philadelphia, PA 19103-2799
215.981.4000
Fax 215.981.4750

[date], 2010

Vishay Intertechnology, Inc.
63 Lancaster Avenue
Malvern, PA 19355-2143

Ladies and Gentlemen:

     We have acted as your United States federal income tax counsel in connection with the distribution (“Distribution”) by Vishay Intertechnology, Inc., a Delaware corporation (“Vishay”), to the holders of Vishay’s common stock (“Vishay Common Stock”) and Vishay’s Class B common stock (“Vishay Class B Common Stock”) of all of the outstanding shares of common stock (“VPG Common Stock”) and Class B common stock (“VPG Class B Common Stock”) of Vishay Precision Group, Inc., a Delaware corporation and wholly-owned subsidiary of Vishay (“VPG”), pursuant to that Master Separation and Distribution Agreement dated as of [date], 2010, (the “MSDA”) by and between Vishay and VPG. In connection with our engagement, you have requested our opinions (the “Opinions”) regarding certain United States federal income tax consequences of the Distribution.

     Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the MSDA and the exhibits and schedules attached thereto or in the Tax Certificate (defined below). Unless otherwise indicated, all “section” or “§” references herein are to the Internal Revenue Code of 1986, as amended and currently in effect (the “Code”), and references to “Treas. Reg. §” are to the Treasury Regulations promulgated thereunder.

     For the purpose of rendering the Opinions, we have examined and are relying, with your permission (without any independent investigation or review thereof other than such investigation and review as we have deemed necessary to comply with our professional obligations under Internal Revenue Service (“IRS”) Circular 230 or otherwise), upon the truth and accuracy, at all relevant times, of the statements, covenants, representations and warranties contained in the following documents (the “Documents”):

     1. The MSDA and the Ancillary Agreements;

     2. Vishay’s Registration Statement on Form 10 filed on [date], 2010 (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”) with respect to VPG Common Stock and VPG Class B Common Stock (collectively “VPG Stock”) to be issued to the stockholders of Vishay in connection with the Distribution;

Vishay Intertechnology, Inc.

July __, 2010

     3. The private letter ruling (PLR-[ ]) from the IRS delivered to Vishay dated [date], 2010 (the “PLR”);

     4. The Tax Certificate delivered to us by Vishay dated the date hereof (the “Tax Certificate”); and

     5. Such other instruments and documents related to the Distribution as we have deemed necessary or appropriate for purposes of the Opinions.

     For purposes of the Opinions, we have assumed, with your permission and without independent investigation or verification (other than such investigation and verification as we have deemed necessary to comply with our professional obligations under IRS Circular 230 or otherwise), (i) that the transactions contemplated by the MSDA and the other Documents will be consummated in the manner contemplated therein and in the Registration Statement without the waiver of conditions to any party’s obligations to effect such transactions that could adversely affect the Opinions, (ii) that original documents (including signatures) are authentic, (iii) that documents submitted to us as copies conform to the original documents, (iv) that there has been and will be due execution and delivery of all documents where due execution and delivery are prerequisites to the effectiveness of those documents, (v) the accuracy of statements and representations contained in the Documents, (vi) that covenants and warranties set forth in the Documents have been and will be complied with and (vii) that the transactions contemplated by the MSDA, the Ancillary Agreements, and any related agreements are effective under applicable law.

     Furthermore, we have assumed, with your permission and without independent investigation or verification (other than such investigation and verification as we have deemed necessary to comply with our professional obligations under IRS Circular 230 or otherwise), that, as to all matters in which a person or entity making a representation has represented that such person or entity, or a related party, is not a party to, does not have, or is not aware of, any plan, intention, understanding, agreement, arrangement or negotiations to take action, there is in fact no plan, intention, understanding, agreement or negotiations and such action was not taken on or prior to the Distribution Date, and we have further assumed that any statement made “to the knowledge of” or otherwise similarly qualified is correct without such qualification.

     Subject to the foregoing and any other assumptions, limitations and qualifications specified herein, our Opinions are as follows:

     1. The Distribution will qualify as a transaction described in § 355(a), and, therefore, no gain or loss will be recognized by (and no amount will otherwise be included in the income of) Vishay’s shareholders on the receipt of VPG Stock; and

     2. The Distribution will qualify as a reorganization within the meaning of § 368(a)(1)(D) and, therefore, no gain or loss will be recognized by Vishay on the Distribution pursuant to § 361(c).

Vishay Intertechnology, Inc.

July __, 2010

     The Opinions are based upon the Code, the Treasury Regulations thereunder, administrative pronouncements and judicial authority, all as in effect as of the date hereof. They represent our best legal judgment as to the matters addressed herein but are not binding on the IRS or the courts. Accordingly, no assurance can be given that the Opinions would not be challenged by the IRS, and, if challenged, would be sustained by a court. Furthermore, the authorities upon which we rely may be changed at any time, potentially with retroactive effect. No assurances can be given as to the effect of any such changes on the conclusions expressed in the Opinions. We undertake no responsibility to advise you of any new developments in the application or interpretation of relevant tax laws. If any of the facts or assumptions pertinent to the United States federal income tax treatment of the transactions addressed herein or any of the statements, covenants, representations or warranties contained in the Documents are, or later become, inaccurate, such inaccuracy may adversely affect the conclusions expressed in the Opinions. In addition, the Opinions are limited to the tax matters specifically covered hereby, and we have not been asked to address, nor have we addressed, any other tax consequences of the transactions addressed herein or any other transaction.

Very truly yours,